Publication: South China Morning Post **Date:** 31 July 03
Page: C2 **Where Published:** Hong Kong

FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

ISSUE OF SECURED BONDS DUE 2006

First Pacific announces the completion on 29th July, 2003 of an issue of US$115 million in principal amount of Secured Bonds by CAB Holdings Limited, a wholly owned subsidiary of First Pacific.

The board of directors of First Pacific Company Limited ("First Pacific") are pleased to announce the completion on 29th July, 2003 of the issue of US$115 million in aggregate principal amount of Secured Bonds (the "Bonds") by CAB Holdings Limited ("CAB"), a wholly owned subsidiary of First Pacific.

The Bonds, which are constituted by a Trust Deed dated 28th July, 2003, bear interest at the rate of 8.25% per annum payable six monthly in arrear and mature on 29th July, 2006 at their aggregate principal amount. Under the terms of the Bonds, CAB does not have the right to unilaterally redeem Bonds prior to their maturity, except in the event of certain changes affecting taxes in Mauritius, where CAB is incorporated. The Bonds are secured by a pledge over shares representing approximately a 51.5% interest in PT Indofood Sukses Makmur Tbk ("Indofood") held by CAB and security over the Escrow Account (as defined below) (the "Security Arrangements"). First Pacific and its subsidiaries held an aggregate 51.6% interest in Indofood and were previously pledged as security for the repayment of First Pacific's indebtedness to ING, as referred to below.

First Pacific has irrevocably guaranteed payment by CAB of amounts due in respect of the Bonds. The guarantee may only be called, and is only enforceable, (i) to the extent that the net proceeds realised from the enforcement of the Security Arrangements are insufficient to discharge amounts payable in respect of the Bonds, and (ii) on acceleration of the Bonds where either (a) the security trustee appointed in respect of the Bonds is prevented from enforcing its rights under the Security Arrangements, or (b) the Security Arrangements are determined by a court of competent jurisdiction to be invalid or unenforceable. In the event that the guarantee is enforced in the circumstances of (a) or (b) above, the amount payable under the guarantee shall be the full amount then due and payable under the Bonds and the Trust Deed.

The net proceeds of the issue of the Bonds have been applied principally to prepay an outstanding secured indebtedness, of approximately US$103 million, to ING Bank NV, Hong Kong Branch ("ING"), which was originally due and repayable in December 2003. The balance of the net proceeds of the issue of the Bonds have been placed into an escrow bank account for the purposes of funding interest payments on the Bonds (the "Escrow Account") and may not be used for any other purpose without the consent of the security trustee appointed in respect of the Bonds.

UBS Limited ("UBS") was the manager of the issue of the Bonds and the Bonds have been privately placed by UBS to institutional and other professional investors, principally in Asia. None of UBS or, so far as First Pacific is aware, any of the placees is a connected person (as such expression is defined in the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited) of First Pacific or any of its subsidiaries.

The issue of the Bonds and the full prepayment of the indebtedness owing to ING has lengthened the maturity profile of First Pacific's head office indebtedness, which do not have any material impact to its net indebtedness position.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 30th July, 2003